Mail Stop 3561

August 16, 2007

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corp.
177 Beacon Street, Unit 4
Boston, Massachusetts 02116

> **Re:**   **Global BPO Services Corp.**
> **Registration Statement on Form S-1**
> **Filed on July 10, 2007**
> **File No. 333-144028**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us of the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange, and include a discussion of all of the quantitative standards, e.g., number of public shareholders.

2.   Prior to effectiveness, please have an AMEX representative call the staff, or provide a copy of the AMEX letter, to confirm that your securities have been approved for listing.

3.   Prior to effectiveness, please also provide a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements.

4.   We note the statements and indications throughout the prospectus that the company, as its name suggests, "plan[s] to target acquisitions in the business process outsourcing [BPO] industry." See, e.g., page 3 (functions on which the company intends to focus in its search). See also the sixteenth risk factor on page 28 (difficulty of obtaining financial statements consistent with U.S. GAAP in the BPO industry); the seventeenth risk factor on page 29 (references to "our target sectors" and "acquisitions of companies in the BPO industry"); pages 47-50 (specific risks associated with global BPO industry).

        However, because the target company is not confined to any particular business or industry, all such disclosure could prove irrelevant to an eventual business combination. Please revise the disclosure throughout to make clear that the company can seek a target company in any industry or business. Please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail, since you are able to acquire companies outside of management's expertise, and provide relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its BPO expertise. Explain how this criterion differs from those used to evaluate BPO businesses. The prospectus should state, among other things, whether the company will consider non-BPO companies early in the process, if they are presented to it.

5.   The prospectus states the company could effect a combination with an operating company(ies) by means of, among other things, an exchangeable share transaction or joint venture. See, e.g., prospectus cover. The company may also "… partner with other entities to jointly own the target acquisition in order to gain access to great acquisition targets, capital and expertise." Risk factor twenty-two on page 31 discusses potential future "joint venture arrangements or other joint investment opportunities" and states that:

> We may in the future co-invest with third parties through partnerships, joint ventures or joint investment in an acquisition target or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a target business, partnership, joint venture or other entity.

As a related matter, we note that Exhibit 3.1, Article Sixth of the Amended and Restated Certificate of Incorporation, seems to summarize the various possibilities in a reference to a business combination of "the assets of one or more domestic or international operating businesses, or one or more domestic or international operating businesses themselves."

Please discuss in more detail the various ownership structures that are contemplated. Explain the particular emphasis upon joint ventures. Also discuss the likelihood that the initial business combination will be structured in such a way that company stockholders will be minority stockholders of the combined company. Add risk factors, if appropriate, such as those related to the Investment Company Act.

6.   Please explain how the company would apply the valuation requirement, i.e., generally, 80% of the company's net assets held in trust at the time of the acquisition, to an initial business combination structured as an exchangeable share transaction or joint venture/investment transaction involving one or more operating businesses. Please clarify how the 80% test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business.

7.   The prospectus states that the company will effect a business combination only if, among other things, no more than 29.99% of the shares sold in the offering exercise their conversion rights. The prospectus provides a related risk factor on page 25 (potential limitation upon the company's ability to effectuate the most desirable business combination). Please provide clear disclosure throughout the prospectus that the percentage requirement in the offering differs from that of a traditional SPAC. Also provide clear disclosure in the summary and business sections that this will make it easier for a business combination to be approved over shareholder dissent.

Prospectus Summary, page 1

8.   Please either provide a basis for, or delete, the statements in the carryover paragraph on pages 2-3 and the following paragraph concerning the company's beliefs that businesses are choosing to outsource to achieve the specific enumerated objectives and that numerous BPO companies are available for acquisition. Please also provide a basis for, or delete, the promotional statements that conclude the first full paragraph on page 3.

9.   The first sentence of the first full paragraph on page 4 appears to state that the value of the initial acquisition is subject to the conversion rights of the public stockholders. Please revise or advise.

10.   Please explain in the business section or elsewhere, what is contemplated by the reference to the possibility that the company may seek to raise additional funds "through credit facilities or other secured financings."

The Offering, page 5

11.   In the discussion on page 10 regarding a portion of the funds not held in trust, please include the amount of interest income that could be used to pay expenses.

Liquidation if no business combination, page 12

12.   The prospectus states on page 13 that the company's officers have agreed that they will be jointly and severally liable to ensure that proceeds in the trust account are not reduced, among other things, by "claims of prospective target businesses for fees and expenses of third parties that we agree in writing to pay in the event we do not consummate a combination with such target businesses." Please explain what is contemplated by this statement. See also page 27 (same). Provide a copy of the officers' agreement for the staff's review.

Second Amended and Restated Certificate of Incorporation, page 14

13.   We note the disclosure on page 16 and elsewhere that "without the affirmative vote cast at a meeting of stockholders of at least 95% of the common stock issued in the offering, we will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination." Please explain the circumstances in which the board would propose a resolution where the company would survive for a longer period than 24 months. Please reconcile this disclosure with the statement on page 22 that "we will not support, directly or indirectly, or in any way endorse or recommend, that stockholders approve an amendment or modification to such provision if it does not appear we will be able to consummate a business combination within the foregoing time period." We may have further comment.

Escrow of founding stockholders' shares, page 16

14.   We note the transfer restrictions that bind Trillium Capital, LLC and other founding stockholders from transferring their common stock and warrants. Please describe in more detail whether the transfer restrictions would apply to the membership interests in Trillium Capital, LLC. If not, please disclose the number

of members and describe the business of Trillium Capital, LLC, along with the circumstances in which membership interests could be sold or transferred.

Risks, page 18

15.   Please explain the statements in the last bullet point of this section on page 19.

Risk Factors, page 22

16.   The discussion in the second and third risk factors concerning certain key provisions of the company's certificate of incorporation, i.e., those typical of similar blank check offerings, are somewhat confusing. Although the company views the requirement to liquidate if it does not consummate a business combination within the 24-month time frame as an obligation to its stockholders, it appears that any provision of the certificate of incorporation could be waived or amended if at least 95% of the public stockholders voted affirmatively to do so at a stockholders' meeting. Please discuss the reasons for this feature of the offering and explain how this differs from similar blank check offerings. Also add the information provided in the carryover paragraph at pages 109-110 of the prospectus concerning the underwriting agreement and the likely timing of an amendment/waiver.

17.   In risk factor three, please discuss in greater detail the circumstances in which a proposal could be made to amend the second amended and restated certificate of incorporation. Please reconcile this disclosure with the statement on page 14 that "we view these provisions, which are contained in Article Sixth of our second amended and restated certificate of incorporation, as obligations to our stockholders …. thus will not take any action to amend or waive these provisions." Also clarify the heading, "other than the time period during which we must consummate a business combination." This statement appears to imply that the particular provision could not be amended. However, please reconcile this disclosure with the disclosure on pages 16, 22 and 110.

18.   We note the following statements in the fifth risk factor on page 23:

                We assume that in the event we liquidate we will not have to adopt a plan to provide for payment of claims that may potentially be brought against us. Should this assumption prove to be incorrect, we may have to adopt such a plan upon our liquidation ….

        See also page 26 (company may have to adopt a plan to provide for claims). These statements appear to be inconsistent with statements elsewhere, see, e.g., pages 13 and 26, that, because the company does not intend to comply with the procedures set forth in Section 280 of the Delaware General Corporation Law, it will be required, pursuant to Section 281, to adopt a plan that will provide for certain claims. Please address the apparent inconsistency.

19. In the seventh risk factor, it appears that the last two sentences, which concern notice of redemption, should be placed in a separate risk factor.

20. In the discussion of the eleventh risk factor on page 26, we note the opening statement that, "Third-party claims may include contingent or conditional claims and claims of directors and officers entitled to indemnification under our second amended and restated certificate of incorporation." On the one hand, it appears that the company's directors and officers will be at liberty to raise such claims. On the other hand, the discussion goes on to note the officers' indemnification agreement to protect the funds in the trust account from reduction by successful third-party claims. Please discuss the apparent incongruity.

21. In the discussion of the twenty-third risk factor on page 32, please explain the company's expectation that it "will have access to [its key personnel] on an as-needed basis …." Please explain whether the "as needed basis" will be during the company's search for a target. If so, describe elsewhere in the prospectus and in more detail the expected time that key personnel will devote to the company. Also identify the referenced "key personnel." In addition, please explain how they will be available on an as-needed basis if, as discussed, negotiations fail to result in employment or consulting agreements with them.

22. In risk factor 25, please discuss in greater detail the conflicts of interest rather than referring to another section.

23. The twenty-sixth risk factor on page 33 states that the company may engage in a business combination with one or more target businesses that have relationships, or are affiliated, with the company's initial stockholders. Please include this disclosure, as appropriate, throughout the prospectus, including the summary.

In addition, please explain here and in more detail elsewhere in the prospectus what is contemplated by the statement that such a combination could enhance the initial stockholder's "prospects for future business from such client."

24. We note the statement in the twenty-seventh risk factor on page 33 that the company's officers and directors currently are, and may in the future become, affiliated with other entities engaged in business activities similar to those in which the company intends to engage. We also note that the prospectus indicates that the initial stockholders have numerous affiliations with, among other things, technology and business services companies along with private equity and investment firms. Please disclose in the prospectus all contacts and discussions currently underway that are relevant to the company and its potential target

company. To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are applied. We may have further comment.

25.   The thirty-second risk factor on page 35 discloses that the initial stockholders and their affiliates may have an interest in business activities of the types conducted by the company and may also compete with the company. Please identify here or elsewhere in the prospectus all such interests that currently exist.

26.   The thirty-seventh risk factor on page 38 indicates that the founding stockholders control a substantial interest in the company. Please disclose whether the founding stockholders intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or through the open market. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval.

27.   The fortieth risk factor on page 40 mentions, without explanation, the redemption of 1,171874 shares from the initial stockholders. See also the fiftieth risk factor on page 42 (same). Please explain what is contemplated. See page 98.

28.   In the fifty-first risk factor on page 43, which concerns the general absence of a requirement to obtain a fairness opinion, please explain more fully the type of conflict of interest that would lead the board to obtain a fairness opinion.

29.   Please clarify the fifty-sixth risk factor on page 45 by an explanation that the re-location jurisdiction would be outside the United States.

30.   Please add a risk factor that specifically addresses the potential uncertainties of U.S. investors' enforcing their rights under the federal securities laws outside the United States.

31.   We note that risk factors fifty-seven through sixty are somewhat redundant. Please consolidate your discussion of specific risks and eliminate duplication in the prospectus. See also similar risk factors on page 32.

Risks Associated with the Global Business Process Outsourcing Industry, page 47

32.   We note that certain of the risk factors in this subcategory are appropriate insofar as they relate generally to the risks of doing business abroad. See, e.g., factors six (country risk) and seven (foreign currency risk). Others, however, appear to relate to a given industry(ies), see, e.g., factor two (industry consolidation), and/or to lack any necessary connection with the company's ability to acquire a target company in any industry, see, e.g., factor three (quarterly fluctuations in operating results), and/or to be redundant, see, e.g., factor four (intellectual property rights).

Please revise to eliminate redundancy and risks that characterize only certain industries.

Use of Proceeds, page 53

33.   Please discuss all possible use of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the trust were insufficient to cover all operating expenses and fees. Also revise the MD&A section accordingly.

Proposed Business, page 64

Source of target acquisition, page 72

34.   We note the disclosure on page 72 that "in no event will any of our existing officers, directors or founding stockholders … be paid any finder's fee …." Please disclose whether this prohibition is also applicable to members of the company's strategic advisory council.

Comparison to offerings of blank check companies, page 83

35.   In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. Also revise the risk factor section as appropriate.

Conflicts of Interest, page 93

36.   We note the statement on page 94 that, "… members of our executive management may enter into consulting, asset management or employment agreements with us as part of a business combination …." Please explain the reference to asset management.

Description of Securities, page 102

Warrants, page 104

37.   We note your disclosure on pages 105-106 that "in no event will the Company be
        required to net cash settle the warrants." Please revise your risk factors and the
        notes to the financial statements to disclose this information regarding net cash
        settlement of the warrants. Please provide similar disclosure for the underwriters'
        purchase option.

Underwriting, page 117

38.   We note the contingent nature of part of the underwriters' compensation. In light
        of Regulation M, please include disclosure in the registration statement regarding
        when the distribution ends. This disclosure may relate to when all of the shares
        have been sold, there are no more selling efforts, there is no more stabilization or
        the overallotment has been exercised. Note that disclosure merely stating that the
        distribution ends at the closing of the IPO is insufficient.

Financial Statements

Statement of Operations, page F-4

39.   It appears that the computation of the company's loss per share should be based
        on the period from commencement of operations on June 26, 2007 through the
        period-end on July 9, 2007. It is not clear why the calculation should include
        periods prior to issuance. See Appendix C of SFAS 128. Please revise.

Note 1. Organization and Business Purpose, page F-7

40.   Please clarify on page F-8 the reasons why the 1,171,874 shares issued to the
        founding shareholders and subject to redemption in the event that the over-
        allotment option is not exercised in the proposed offering, are not classified
        outside of permanent stockholders' equity in the historical balance sheet, or revise
        as appropriate.

Note 3 – Proposed Public Offering, page F-9

41.   Please clarify whether the estimated volatility of 30.7% mentioned on page F-11,
        is the average of volatilities of public companies in the public business
        outsourcing industry, as discussed in paragraph A22 of SFAS 123R, or whether
        the sum of the stock prices of the representative companies was used to create an
        index to calculate volatility. Tell us whether you calculated volatility for the

representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Tell us whether you calculated volatility using daily historical prices or some other historical interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

Updating

42.   Your attention is directed to Rule 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Accountant's Consent

43.   You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Emily D. Babalas, Esq.
        Fax: (617) 526-5000